Exhibit 12.1

FuelCell Energy, Inc.
Statement of Computation of Ratio of Earnings
to Combined Fixed Charges and Preferred Dividends

Amounts presented in thousands

	Fiscal Years Ended October 31,
	2006	2005	2004	2003	2002
Earnings (loss):
Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(75,151)	$(65,381)	$(87,289)	$(67,414)	$(48,833)
Add:
Fixed Charges	8,327	6,305	1,227	287	335
Amortization of previously capitalized interest	-	-	7	13	13
Less:
Preferred dividends	8,117	6,077	947
Interest capitalized in the period

Earnings (loss) as adjusted	$(74,941)	$(65,153)	$(87,002)	$(67,114)	$(48,485)

Fixed charges:
Interest expense incurred	$103	$103	$137	$128	$160
Estimate of interest within rental expense	107	125	143	159	175
Less: interest capitalized in the period	-	-	-	-	-
Preferred dividends	8,117	6,077	964	-	-
Total fixed charges	$8,327	$6,305	$1,244	$287	$335

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(83,268)	$(71,458)	$(88,246)	$(67,401)	$(48,820)